                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)


                              LINDBERG CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   5351 71 102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                   Ira Sochet
                        9350 S. Dixie Highway, Suite 1260
                              Miami, Florida 33156
                                 (305) 670-1888
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 23, 1998
--------------------------------------------------------------------------------
             (Date of Event which Required Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].





                              THERE ARE NO EXHIBITS

CUSIP NO. 5351 71 102

1.       Name of Reporting Person S.S. or I.R.S. Identification No. of
Above Person   Ira Sochet                                            .
             --------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group
                  (a)                     (b)                       .
                      -------------------     ----------------------

3.       SEC Use Only                                                .
                      -----------------------------------------------

4.       Source of Funds             PF, OO                          .
                         --------------------------------------------

5.       Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(E)                                       .
                               --------------------------------------

6.       Citizenship or Place of Organization      United States     .
                                              -----------------------

Number of                  7.  Sole Voting Power          799,200    .
Shares                                           --------------------
Beneficially
Owned by Each              8.  Shared Voting Power          -0-      .
Reporting                                          ------------------
Person With
                           9.  Sole Dispositive Power     799,200    .
                                                      ---------------

                           10. Shared Dispositive Power     -0-      .
                                                        -------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
        799,200                                                      .
---------------------------------------------------------------------

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares                                                               .
       --------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)  16.5% .
                                                            -------

14.      Type of Reporting Person               IN                   .
                                  -----------------------------------

         This amendment to Schedule 13D (the "Amendment") is filed as the sixth amendment to the Statement on Schedule 13D, dated April 9, 1996 (the "Schedule 13D"), filed on behalf of Ira Sochet (the "Reporting Person"), relating to the common stock of Lindberg Corporation, a Delaware corporation. This Amendment reflects material changes in the Schedule 13D, such material changes being more fully reflected in Item 4 and Item 5 below.

ITEM 4. PURPOSE OF TRANSACTION.

         On January 30, 1998, the Reporting Person met with the Issuer's nominating committee for the purpose of discussing the nomination of the Reporting Person to the Issuer's Board of Directors at the Issuer's 1998 annual meeting of stockholders. The Issuer's nominating committee did not indicate at such time whether or not it would recommend to the Issuer's Board of Directors that the Reporting Person be included in the Issuer's slate of candidates being nominated for election as director at the Issuer's 1998 annual meeting of stockholders. Except as described above and in the Schedule 13D, the Reporting Person has no plans or proposals that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on February 9, 1998, the Reporting Person beneficially owned an aggregate of 799,200 shares of Common Stock, which constituted approximately 16.5 percent of the 4,833,766 shares of Common Stock outstanding on November 10 1997, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

         (b) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by him.

         (c) The following table sets forth all transactions in Common Stock effected by the Reporting Person during the past 60 days. All of such transactions were open market purchases effected through brokers.

                                                    APPROXIMATE PRICE
                       NUMBER OF                        PER SHARE
     DATE          SHARES PURCHASED             (INCLUDING COMMISSIONS)
     ----          ----------------             -----------------------
   01/14/98              4,500                           $13 7/32
   01/14/98              8,500                           $13 7/32
   01/15/98              4,000                           $13 5/32
   01/15/98             12,100                           $13 5/32
   01/23/98             10,000                           $13 1/8
   01/29/98             25,000                           $12 7/8
   01/30/98             11,000                           $12 27/32

            (d) Not applicable.

            (e) Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 1998
                                             /s/ Ira Sochet
                                             -----------------------------------
                                                       Ira Sochet